

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Bart O. Caraway
Chairman, President, and Chief Executive Officer
Third Coast Bancshares, Inc.
2022 Highway 59 North, Suite 190
Humble, TX 77338

       Re: Third Coast Bancshares, Inc.
            Registration Statement on Form S-4
            Filed May 26, 2022
            File No. 333-265235

Dear Mr. Caraway:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Blake Redwine